EXHIBIT 21.1
SUBSIDIARIES OF CALLIDUS SOFTWARE INC.

Callidus Software Pty. Limited	Australia

Callidus Software (Canada) Inc.	Canada

Callidus Software GbmH	Germany

Callidus Software Hong Kong Ltd.	Hong Kong

Callidus Software Ltd.	United Kingdom